SofTech, Inc.
59 Lowes Way, Suite 401
Lowell, MA 01851

September 27, 2011

BY EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4631

Attention: Ms. Jan Woo

Re:

SofTech, Inc.
Registration Statement on Form S-1
Filed June 9, 2011
File No. 333-174818

Dear Ms. Woo:

On behalf of SofTech, Inc. (the “Company”), submitted herewith for filing is Amendment No. 1 (“Amendment No. 1”) to the Registration Statement referenced above (the “Registration Statement”). The Company is filing this Amendment No. 1 in response to comments contained in a letter, dated July 6, 2011 (the “Letter”), from Jan Woo of the Staff (the “Staff”) of the Securities and Exchange Commission to Joseph P. Mullaney, President and Chief Executive Officer of SofTech, Inc. The responses are keyed to the numbering of the comments in the Letter and appear following the comments, which are restated below in italics.

General

1.

Please update your financial statements pursuant to Rule 8-08(b) of Regulation S-X, if applicable.

Response:

The Company will report a loss from continuing operations before taxes for the fiscal year ended May 31, 2011. Accordingly, Amendment No. 1 contains updated financial statements for the fiscal year ended May 31, 2011 in accordance with Rule 8-08(b) of Regulation S-X, as well as a correspondingly updated discussion in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Prospectus Cover Page

2.

We note that you have included the closing price of the common stock on the Pink Sheets Electronic Quotation Service on the prospectus cover page, but have not included a fixed offering price of the securities as required by Item 501(b)(3) of Regulation S-K and Schedule A. This appears to be the functional equivalent of an initial public offering by the company after deregistering your securities in 2010. For initial public offerings that are to be conducted by selling shareholders, we will not object to reliance upon Rule 415(a)(1)(i) and a plan to distribute at a fluctuating market price after admission of your shares to the OTCBB or an exchange, if you state a fixed offering price that will be applicable prior to such admission. Please revise accordingly.

Response:

Amendment No. 1 has been revised to reflect the Staff’s comment.

3.

Please disclose on the cover page and in the prospectus summary the amount of the total voting power currently held by current affiliates and insiders of the company. This appears to be key information regarding the corporate control of your company that should be disclosed prominently.

Ms. Jan Woo
Securities and Exchange Commission

September 27, 2011

Response:

Amendment No. 1 has been revised to reflect the Staff’s comment.

Prospectus Summary, page 1

4.

Please explain your statement that you are a “proven provider” of product lifecycle management solutions and provide supplemental support for your statement.

Response:

The Company is engaged in the development, marketing, distribution and support of computer software solutions that enable companies to manage the entire lifecycle of their products from conception through design and manufacture, to service and disposal. The Company’s long history and acceptance in the marketplace by some of the largest and most respected manufacturing companies in the world provide the basis for the statement that the Company is a “proven provider”.

The Company’s Cadra technology was first introduced in the early 1980’s and the Company estimates it has sold more than 35,000 units of Cadra over the last three decades throughout the world. While the largest technology provider in this space has sold a higher quantity of units, Cadra has carved out an international, niche user base that continues to spend millions of dollars each year to license the technology and retain access to the latest release through the Company’s maintenance program.

The Company’s ProductCenter technology was introduced in the early 1990’s. Like Cadra, it has carved out a niche, loyal North American customer base despite competition from larger product lifecycle management technology providers. Customers such as Whirlpool and Honeywell have used ProductCenter in their production process for more than a decade.

These two product lines have survived in a very competitive space for decades primarily because the customer base has come to rely on the value these technologies deliver.

5.

Consider disclosing the website address of the company in the prospectus. See Item 101(e)(3) of Regulation S-K.

Response:

Amendment No. 1 has been revised to reflect the Staff’s comment, see Prospectus Summary section “Corporate History and Information”.

Corporate History and Information, page 2

6.

We note that you filed a Form 15 on August 16, 2010 in order to deregister your common stock under the Securities Exchange Act of 1934, but you indicate that you expect to file a Form 8-A with the SEC registering your common stock in connection with this registration statement. Please tell us, with a view toward disclosure, why you intend to register your common stock less than one year after deregistering it under the Exchange Act.

Ms. Jan Woo
Securities and Exchange Commission

September 27, 2011

Response:

In connection with the March 2011 recapitalization transaction (“the Recapitalization Transaction”), the Company underwent a leadership change including a new executive team and board of directors. As part of its strategy for future growth, the new management team is seeking increased credibility for the Company with investors by subjecting the Company to the full public disclosure requirements of a Section 12 registrant under the Securities Exchange Act of 1934, in order to attract investors, facilitate future capital-raising as needed and enable the potential use of common stock as acquisition consideration. This level of future public reporting was contemplated in the Company’s private placement of common stock and the attendant resale registration rights, which were part of the Recapitalization Transaction, and has been a publicly stated objective of the Company since the Recapitalization Transaction.

Risk Factors, page 3

7.

Please revise the introductory paragraph to eliminate the disclaimer suggesting that you have omitted risks of which you are not currently aware or immaterial. We will not object if you state that this section includes risks you consider material of which you are currently aware.

Response:

Amendment No. 1 has been revised to reflect the Staff’s comment.

Failure to comply with financial covenants in our loan agreement could adversely affect us, page 4

8.

Please expand this risk factor to disclose that you have previously defaulted on debt payments. Specifically, you stated that the company failed to make the scheduled loan payments in 2010 in accordance with your loan agreements with Greenleaf, which triggered a default on the debt.

Response:

Amendment No. 1 has been revised to reflect the Staff’s comment, see “Risk Factors – “Failure to comply with financial covenants in our on agreement could adversely affect us”.

Plan of Distribution, page 10

9.

We note that three of your executive officers and directors purchased securities in the private placement on March 11, 2011 and that these executive officers and directors are now offering the shares in this offering as selling shareholders. We also note that a portion of the proceeds of the private placement was used toward settlement of the company’s outstanding debt held by Greenleaf, a company that hired Mr. Mullaney to assist it in its effort to sell its debt and equity position in the company to potential buyers, several of which were ultimately identified by Mr. Mullaney. Given the interests of the executive officers and directors and the proceeds thereof, please provide us with your analysis as to whether any of these executive officers and directors should be named as underwriters, rather than stating that they “may be deemed to be underwriters.” Refer to Section 2(a)(11) of the Securities Act.

Ms. Jan Woo
Securities and Exchange Commission

September 27, 2011

Response:

Whether an individual is acting as an “underwriter” for purposes of Section 2(a)(11) is a question of fact. Based on an analysis of all the relevant facts and circumstances, the Company respectfully submits that none of the executive officers and directors who participated in the private placement (“Investors”) should be deemed “underwriters” and that the existing disclosure is appropriate for the following reasons. Section 2(a)(11) of the Securities Act of 1933 provides, in relevant part, that “[t]he term "underwriter" means any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking…” None of the Investors purchased shares of common stock in the Company’s private placement with a view to distribution. Rather, those purchases were part of an investment for long-term purposes, which were predicated on concurrent changes in the Company’s leadership and strategic direction. The impetus for these equity investments evolved based on Mr. Mullaney’s long-standing relationship with the Company (from June 2001 through December 2006, he served as CEO of the Company), though they were made at a time when Mr. Mullaney was not in a control relationship with the Company. Further, factors supporting that the Investors are not “underwriters” under Section 2(a)(11) are as follows:

•

None of the Investors are in the business of underwriting securities. Each of them is a natural person, unaffiliated with any underwriting business, who has made a specific investment of personal funds for their own investment purposes. Each Investor made specific representations in the Securities Purchase Agreement that such Investor was acquiring the Shares as principal for its own account and not with a view to distribution. The forgoing information is based on such representations and responses provided by the Investors to questionnaires.

•

There is no “distribution” of securities. The Investors have each held the securities and been at risk personally since March 11, 2011, more than six months ago, and may or may not seek to sell the securities once the Registration Statement is declared effective. Given that the investments were made as part of the Recapitalization Transaction and a broader managerial and strategic change (of which these Investors are participants), there is every reason to believe that these Investors have a long-term interest in the Company. The forgoing is the opposite of the “conduit” behavior associated with an underwriter.

A further aspect of the facts and circumstances which is inconsistent with deeming the Investors as underwriters is worth reiterating: As described above, the requirement that the Company file and obtain the effectiveness of the Registration Statement was contemplated by the Investors and Company as having importance beyond permitting public resales of the common stock by the Investors. Importantly, it also was intended to serve as the occasion for the filing of a Form 8-A and the Company regaining public filing status. This objective is stated in the Registration Statement, as noted by the Staff above.

The Company respectfully submits that the foregoing facts and circumstances do not support deeming the Investors as “underwriters” of the Company and demonstrate that the existing disclosure is appropriate.

Market for Our Common Stock and Related Shareholder Matters, page 16

10.

It appears from news articles that your common stock has undergone a symbol change on the Pink Sheets and that the ticker symbol “SOFT.PK” has been changed to “SOFTD.PK” effective June 8, 2011. Please disclose this change in the prospectus.

Response:

In accordance with Financial Industry Regulatory Authority ("FINRA") regulation, the letter “D” was temporarily attached to the Company’s ticker symbol in connection with the Company’s 1:20 reverse stock split effective June 7, 2011. This letter is used to designate that a company that is undergoing a stock split and is attached to the end of the ticker symbol for approximately 20 trading days and then is removed. The letter “D” has been removed from the ticker symbol and the Company’s stock is currently quoted on the Pink Sheets under the symbol “SOFT.PK”.

Ms. Jan Woo
Securities and Exchange Commission

September 27, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 25

11.

Please revise to state the current rate at which you are using capital in operations. Indicate whether the rate at which cash has been used in operations in the recent periods is consistent with your expectations regarding capital requirements during the next 12 months. Explain any known future trend or any known events that will cause your future capital requirements to vary from historical ones. Address any material costs associated with becoming a publicly reporting company and how you intend to pay for such expenses. Although we note your disclosure on page 7 that you cannot estimate accurately those costs and expenses at this time, provide an estimate based on historical periods and explain whether you expect these costs and expenses to differ materially. See Item 303(a)(1) and (2) of Regulation S-K, and Instructions 2 and 5 thereto. See also SEC Release Nos. 33-6835 and 33-8350.

Response:

Amendment No. 1 has been revised to reflect the Staff’s comment.

Management

Directors and Executive Officers, page 27

12.

Please provide chronologically complete information regarding the employment history of Robert B. Anthonyson and Hank Nelson during the past five years. It is unclear whether Mr. Anthonyson is currently employed by AVID Systems and what years Mr. Nelson worked at each of his prior places of employment. See Item 401(e) of Regulation S-K.

Response:

Amendment No. 1 has been revised to reflect the Staff’s comment.

Executive Compensation, page 29

13.

Please disclose whether you have written employment agreements with each of your executive officers and, if so, what consideration you have given to filing the agreements as exhibits to the registration statement. Also explain why you have not disclosed the material terms of the employment arrangement with Amy McGuire, your Chief Financial Officer, in the prospectus.

Response:

There are no written employment agreements between the Company and any of its executive officers. The Company has provided a narrative description of the material terms of the unwritten employment arrangement with each executive officer, including Amy McGuire, Chief Financial Officer, as requested by the Staff’s comment.

Certain Relationships and Related Transactions

Transactions with Joseph P. Mullaney, page 34

14.

Please disclose the material terms of the advisory agreement between Joseph Mullaney and Greenleaf, including the amount of payments received or to be received by Mr. Mullaney in connection with his services to identify potential buyers of the company’s debt and equity.

Response:

Amendment No. 1 has been revised to reflect the Staff’s comment.

Ms. Jan Woo
Securities and Exchange Commission

September 27, 2011

Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firms, page F-1

15.

We note that you changed accountants subsequent to the completion of the fiscal 2009 audit. Please revise to provide the disclosures required by Item 11(i) of Form S-1 and Item 304 of Regulation S-K. Please also see Section 111, Item 304 of our Compliance and Disclosures Interpretations for Regulation S-K at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:

As a result of the need to update the Company’s financial statements to include fiscal 2011 pursuant to Rule 8-08(b) of Regulation S-X, the financial statements in Amendment No. 1 now consist of fiscal years 2010 and 2011, both of which were audited by the Company’s independent registered public accounting firm, McGladrey & Pullen, LLP, and, hence, there is no longer a change in accountants during the periods in which financial statements are required to be presented.

Note I. Subsequent Events, page F-15

16.

We note that you sold the assets and liabilities related to your AMT product line in May 2011 for $250,000 in cash and $162,500 in note receivable. Please tell us when you met the held for sale criteria described in ASC 360-10-45-9 and if you intend on reporting this sale as discontinued operations pursuant to ASC 205-20-45. Also, tell us if you considered providing pro forma financial statements for this disposal. In your response, please tell us income/(loss) before taxes for AMT for each period presented.

Response:

On May 24, 2011, the Company entered into an agreement to sell its AMT product line for $250,000 in cash and a note for $162,500 and to transfer the identified assets and liabilities to the buyer at that date. This amended an April 11, 2011 agreement whereby the transfer of the assets and liabilities was not expected to be completed until the note was fully paid which was not expected to be within one year.

The decision to sell the AMT product line was made after completion of the March 11, 2011 Recapitalization Transaction and the resulting replacement of the Board of Directors and Chief Executive Officer. This sale was not contemplated by the former management team prior to the Recapitalization Transaction.

The Company met all six of the conditions of ASC 360-10-45-9 on May 24, 2011. The sale of the AMT product line has been presented as discontinued operations in the financial statements that accompany Amendment No. 1.

The impact of the sale of the AMT product line is fully reflected in the financial statements that accompany Amendment No. 1, therefore no pro forma financial statements are required.

17.

We also note that you completed the “recapitalization transaction” on March 11, 2011. Please tell us how you intend to account for the transaction and the accounting literature you considered.

Response:

The Company completed the Recapitalization Transaction on March 11, 2011 whereby Greenleaf, an owner of approximately 45% of the company’s outstanding shares to whom the Company owed approximately $10.6 million, agreed to accept a payment of $2,750,000 and a note for $250,000 in full satisfaction of the indebtedness. In addition, Greenleaf gave the new SofTech directors voting control of its shares for a three year period.

Ms. Jan Woo
Securities and Exchange Commission

September 27, 2011

The capital to make the Greenleaf payment came from the sale of approximately 385,000 shares of common stock to eight investors for approximately $422,000 and a $3.2 million credit facility with a new lender, One Conant Capital LLC, an affiliate of Danversbank. Prior to the Recapitalization Transaction, One Conant Capital, LLC, had no relationship with the Company or Greenleaf.

The debt forgiveness of $7.6 million was recorded as an additional capital contribution by Greenleaf in accordance with ASC 470-50-40-2 which requires that extinguished transactions between related entities be accounted for as capital transactions.

In addition, Greenleaf paid the Chief Financial Officer and the former Chief Executive Officer transaction bonuses totaling $540,000 upon completion of the Recapitalization Transaction. These payments were made under agreements entered into between Greenleaf and each executive in July 2010 in order to secure each executive’s commitment to preserving Company value following the default on the debt.

The Company has recorded the transaction bonuses paid by Greenleaf as fiscal year 2011 expenses and as an additional capital contribution by Greenleaf in accordance with ASC 225-10-S99-4.

Exhibits

18.

Please tell us whether you plan to file the Security and Pledge Agreement between Joseph Mullaney and the lender and the Intellectual Property Security Agreement between each subsidiary guarantor and the lender. It appears that these agreements may be material to an understanding of the terms of the financing arrangement with One Conant Capital, LLC.

Response:

Amendment No. 1 has been revised to include as exhibits all pledge and security agreements and all guaranty agreements relating to the financing arrangement with One Conant Capital, LLC, including those indicated in the Staff’s comment.

* * *

Ms. Jan Woo
Securities and Exchange Commission

September 27, 2011

If you require additional information, please telephone the undersigned at (978) 513-2700.

Sincerely,

/s/ Joseph P. Mullaney

Joseph P. Mullaney

President and Chief Executive Officer

cc:

Matthew J. Gardella, Esq.
Edwards Angell Palmer & Dodge LLP